UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

Leadis Technology , Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)
52171N103
(CUSIP Number)
John Fichthorn c/o Dialectic Capital Management, LLC 875 Third Avenue, 15th Floor New York, New York 10022
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 25, 2009
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	52171N103

1.	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Dialectic Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a) [_]
		(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS	AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER	0

8.	SHARED VOTING POWER	3,953,491

9.	SOLE DISPOSITIVE POWER	0

10.	SHARED DISPOSITIVE POWER	3,953,491

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,953,491

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	13.2%

14.	TYPE OF REPORTING PERSON	IA, OO

CUSIP No.	52171N103

1.	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Dialectic Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a) [_]
		(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS	WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER	0

8.	SHARED VOTING POWER	580,142

9.	SOLE DISPOSITIVE POWER	0

10.	SHARED DISPOSITIVE POWER	580,142

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	580,142

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	1.9%

14.	TYPE OF REPORTING PERSON	PN

CUSIP No.	52171N103

1.	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Dialectic Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a) [_]
		(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS	WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER	0

8.	SHARED VOTING POWER	254,559

9.	SOLE DISPOSITIVE POWER	0

10.	SHARED DISPOSITIVE POWER	254,559

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	254,559

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	0.8%

14.	TYPE OF REPORTING PERSON	CO

CUSIP No.	52171N103

1.	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Dialectic Antithesis Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a) [_]
		(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS	WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER	0

8.	SHARED VOTING POWER	1,210,078

9.	SOLE DISPOSITIVE POWER	0

10.	SHARED DISPOSITIVE POWER	1,210,078

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,210,078

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	4.0%

14.	TYPE OF REPORTING PERSON	PN

CUSIP No.	52171N103

1.	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Dialectic Antithesis Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a) [_]
		(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS	WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER	0

8.	SHARED VOTING POWER	1,908,712

9.	SOLE DISPOSITIVE POWER	0

10.	SHARED DISPOSITIVE POWER	1,908,712

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,908,712

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	6.3%

14.	TYPE OF REPORTING PERSON	CO

CUSIP No.	52171N103

1.	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	John Fichthorn

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a) [_]
		(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS	WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER	0

8.	SHARED VOTING POWER	3,953,491

9.	SOLE DISPOSITIVE POWER	0

10.	SHARED DISPOSITIVE POWER	3,953,491

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,953,491

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	13.2%

14.	TYPE OF REPORTING PERSON	IN, HC

CUSIP No.	52171N103

1.	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Luke Fichthorn

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a) [_]
		(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS	WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER	0

8.	SHARED VOTING POWER	3,953,491

9.	SOLE DISPOSITIVE POWER	0

10.	SHARED DISPOSITIVE POWER	3,953,491

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,953,491

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	13.2%

14.	TYPE OF REPORTING PERSON	IN, HC

CUSIP No.	52171N103

Item 1.	Security and Issuer.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON OCTOBER 27, 2008.

Item 2.	Identity and Background.

ITEM 2(B) OF THE SCHEDULE 13D FILED ON OCTOBER 27, 2008 IS HEREBY AMENDED AS FOLLOWS (THE REMAINDER OF ITEM 2 FROM THE 13D FILED ON OCTOBER 27, 2008 REMAINS IN EFFECT):

The principal business address for each of each of DOF and DAO is c/o Goldman Sachs Administration Services, Hardwicke House, 2nd Floor, Hatch Street, Dublin 2, Ireland.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof, each of the Investment Manager, JF and LF may be deemed to beneficially own 3,953,491 Shares.

As of the date hereof, DCP may be deemed to beneficially own 580,142 Shares.

As of the date hereof, DOF may be deemed to beneficially own 254,559 Shares.

As of the date hereof, DAP may be deemed to beneficially own 1,210,078 Shares.

As of the date hereof, DAO may be deemed to beneficially own 1,908,712 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired the Shares for investment purposes. The Reporting  Persons intend to evaluate their investment in the Shares on a continual basis. Other than as expressly set forth below, the Reporting Persons have no plans or proposals as of the date of this filing that relate to, or would result in, any of the actions enumerated in Item 4(a)-(j) of Schedule 13D. The Reporting Persons may engage in communications with one or more stockholders, officers or directors of the Issuer and others, including but not limited to, discussions regarding the Issuer’s operations and strategic direction and ideas that, if effected, could result in, among other things, any of the matters identified in Item 4(a)-(j) of Schedule 13D, including but not limited to debt or equity capital raising  transactions, acquisitions, mergers, combinations and other strategic transactions. The Reporting Persons reserve their right, based on all relevant factors and subject to  applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions, including to cause or introduce strategic or corporate transactions involving the Issuer, or one or more of the types of transactions or have one or more the results described in Item 4(a)-(j) of the Schedule 13D or formulate and implement plans or proposals with respect to any of the foregoing.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including whether various strategic transactions have occurred  or may occur, the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in general, as well as other developments and other  investment opportunities. Based upon such review, the Reporting Persons intend to take such actions in the future as they deem appropriate in light of the circumstances existing  from time to time, which may include causing a distribution of available cash of the Issuer, further acquisitions of Common Stock of the Issuer or disposal of all or any portion of the Shares acquired by the Reporting Persons, either in the open market or privately negotiated transactions, with or without prior notice.

Item 5.	Interest in Securities of the Issuer.

(a, b)
As of the date hereof, the Investment Manager may be deemed to be the beneficial owner of 3,953,491 Shares, constituting 13.2% of the Shares of the Issuer, based upon the 30,060,287 Shares deemed outstanding as of July 31, 2009.

The Investment Manager has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,953,491 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,953,491 Shares.

The Investment Manager specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b)
As of the date hereof DCP, may be deemed to be the beneficial owner of 580,142 Shares, constituting 1.9% of the Shares of the Issuer, based upon the 30,060,287 Shares deemed outstanding as of July 31, 2009.

DCP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 580,142 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 580,142 Shares.

DCP specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b)
As of the date hereof, DOF may be deemed to be the beneficial owner of 254,559 Shares, constituting 0.8% of the Shares of the Issuer, based upon the 30,060,287 Shares deemed outstanding as of July 31, 2009.

DOF has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 254,559 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 254,559 Shares.

DOF specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b)
As of the date hereof, DAP may be deemed to be the beneficial owner of 1,210,078 Shares, constituting 4.0% of the Shares of the Issuer, based upon the 30,060,287 Shares deemed outstanding as of July 31, 2009.

DAP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,210,078 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,210,078 Shares.

DAP specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b)
As of the date hereof, DAO may be deemed to be the beneficial owner of 1,908,712 Shares, constituting 6.3% of the Shares of the Issuer, based upon the 30,060,287 Shares deemed outstanding as of July 31, 2009.

DAO has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,908,712 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,908,712 Shares.

DAO specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b)
As of the date hereof, JF may be deemed to be the beneficial owner of 3,953,491 Shares, constituting 13.2% of the Shares of the Issuer, based upon the 30,060,287 Shares deemed outstanding as of July 31, 2009.

JF has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,953,491 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,953,491 Shares.

JF specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b)
As of the date hereof, LF may be deemed to be the beneficial owner of 3,953,491 Shares, constituting 13.2% of the Shares of the Issuer, based upon the 30,060,287 Shares deemed outstanding as of July 31, 2009.

LF has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,953,491 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,953,491 Shares.

LF specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c)
The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons in the past 60 days are set forth in Exhibit B.  All such transactions were effected in open market transactions with brokers, except where indicated.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement. Exhibit B: Transactions in the Shares by the Reporting Persons in the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIALECTIC CAPITAL MANAGEMENT, LLC*

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Managing Member

DIALECTIC CAPITAL PARTNERS, LP
By: Dialectic Capital, LLC, its general partner

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Managing Member

DIALECTIC OFFSHORE, LTD

By:	/s/ John Fichthorn
Name	John Fichthorn
Title:	Director

DIALECTIC ANTITHESIS PARTNERS, LP
By: Dialectic Capital, LLC, its general partner

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Managing Member

DIALECTIC ANTITHESIS OFFSHORE, LTD.

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Director

By: /s/ John Fichthorn*

By: /s/ Luke Fichthorn*

September 29, 2009

* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the reporting persons’ pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Leadis Technology, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this 29th day of September, 2009.

DIALECTIC CAPITAL MANAGEMENT, LLC*

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Managing Member

DIALECTIC CAPITAL PARTNERS, LP
By: Dialectic Capital, LLC, its general partner

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Managing Member

DIALECTIC OFFSHORE, LTD

By:	/s/ John Fichthorn
Name	John Fichthorn
Title:	Director

DIALECTIC ANTITHESIS PARTNERS, LP
By: Dialectic Capital, LLC, its general partner

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Managing Member

DIALECTIC ANTITHESIS OFFSHORE, LTD.

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Director

/s/ John Fichthorn*
By: John Fichthorn*

/s/ Luke Fichthorn*
By: Luke Fichthorn*

Exhibit B

TRANSACTIONS IN THE SHARES

TRANSACTIONS IN THE SHARES BY DIALECTIC CAPITAL PARTNERS, LP

Date of Transaction	Number of Shares Purchase/(Sold)	Price of Shares
9/25/09	101,844	1.00
9/28/09	12,720	1.01
9/29/09	1,490	1.00

TRANSACTIONS IN THE SHARES

TRANSACTIONS IN THE SHARES BY DIALECTIC OFFSHORE LTD.

Date of Transaction	Number of Shares Purchase/(Sold)	Price of Shares
9/25/09	52,972	1.00
9/28/09	6,626	1.01
9/29/09	775	1.00

TRANSACTIONS IN THE SHARES

TRANSACTIONS IN THE SHARES BY DIALECTIC ANTITHESIS PARTNERS, LP

Date of Transaction	Number of Shares Purchase/(Sold)	Price of Shares
9/25/09	267,976	1.00
9/28/09	33,470	1.01
9/29/09	3,922	1.00

TRANSACTIONS IN THE SHARES

TRANSACTIONS IN THE SHARES BY DIALECTIC ANTITHESIS OFFSHORE, LTD.

Date of Transaction	Number of Shares Purchase/(Sold)	Price of Shares
9/25/09	397,208	1.00
9/28/09	49,612	1.01
9/29/09	5,813	1.00

SK 21843 0001 1033696